SEC MAIL PROCESSING RECEIVED JAN 23 2007 WASH. D.C. 186 SECTION

07020547

Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

4 January 2007

SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of December 2006.

Sincerely

pp

Lawrence Litzow
Corporate Secretary

PROCESSED
JAN 26 2007
THOMSON
FINANCIAL

dlw 1/25

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE

21 December 2006

APPOINTMENT OF JOINT COMPANY SECRETARY

Impact Capital Limited is pleased to announce the appointment of Ms Alison Hill as joint company secretary of the Company effective from 19 December 2006.

Ms Hill joined the Company on 29 May 2006 as Chief Financial Officer and has significant experience as a Chartered Accountant with roles in the past six years including Deputy Chief Financial Officer with Collection House Limited and Group Treasurer with Evans Deakin Industries Limited.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622